Mail Stop 4561

October 7, 2008

Mr. John J. Hayes
Chief Executive Officer and President
Sunair Services Corporation
595 South Federal Highway
Suite 500
Boca Raton, FL 33432

>   **Re: Sunair Services Corporation**
>   **Form 10-K for the year ended September 30, 2007**
>   **Filed 01/15/08**
>   **Form 10-Q for the quarter ended March 31, 2008**
>   **Filed 05/15/08**
>   **File No. 001-04334**

Dear Mr. Hayes:

We have reviewed your response letter dated September 2, 2008 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2007

Note 1 – Business Activity and Summary of Significant Accounting Policies, page 34

1. We note your response to comment 2; you stated that the fee that you charge to your customers for the renewal of monitoring services is the same amount as the fee that is charged to your customers for the initial annual monitoring fee.

However, we asked you to compare the deferred portion of the total initial annual fees to the amount charged for the renewal of monitoring services. Please clarify.

Form 10-Q for the quarter ended March 31, 2008

2. We note your response to comment 8. Based on your description of how you performed your interim impairment review, actual and budgeted revenues for 2008 were less than those used in your goodwill assessment at September 30, 2007. Specifically, you indicate that revenues for 2008 were short $1.9 million or 4.4% and your net income line for 2008 was short by $0.2 million (using actual results through June 30, 2008 and budgeted amounts for the last three months). On page 22 of your Form 10-K for the year ended September 30, 2007, you disclosed the assumed growth rates used in your goodwill valuation analysis including an assumed sales growth rate of 15.3% for 2008 and that the estimated fair value of your reporting unit exceeded its carrying amount by approximately $4.3 million based on your assessment as of September 30, 2007. You also disclosed that a one percentage decrease in the sales growth rate would result in a $1.8 million excess of estimated fair value over carrying value of the reporting unit representing a decline in the excess of $2.5 million. This sensitivity analysis suggests that if the sales growth estimates used in your impairment assessment as of September 30, 2007 were adjusted to reflect the actual and revised projected growth in revenues based on the experience of 2008, the carrying amount of your reporting unit may exceed its estimated fair value. Please clarify how the shortfalls from your revenue projections were taken into account in your interim assessment of goodwill for impairment. Specifically address how the decline in the actual and projected sales growth rates for 2008 and beyond were considered in your interim goodwill impairment review.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please key your responses to our comments and provide any requested information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich, Staff Accountant, at (202) 551-3782 or me at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda van Doorn
Senior Assistant Chief
Accountant